UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge, MA 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Foundation Medicine, Inc., a Delaware corporation (the “Company,” “Foundation Medicine,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on July 2, 2018. The Schedule 14D-9 relates to the offer by 062018 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), as disclosed in the Offer to Purchase, filed by Merger Sub and Roche Holdings with the SEC on July 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Foundation Medicine, at a price per Share equal to $137.00, net to the seller of such Shares in cash, without any interest (the “Offer Price”) and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, filed by Merger Sub and Roche Holdings with the SEC on July 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer expired at 12:00 midnight, New York City time, at the end of July 30, 2018 (i.e., one minute after 11:59 p.m., New York City time, on July 30, 2018). Citibank, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 12,535,376 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered and for which certificates were not yet delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 77.3% of the Shares outstanding as of the expiration of the Offer (excluding those Shares held by Roche Holdings and its affiliates) and, when taken together with the Shares owned by Roche Holdings and its affiliates, representing approximately 90.1% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary has advised that Notices of Guaranteed Delivery have been delivered with respect to approximately 1,342,573 Shares that have not yet been tendered, representing approximately 3.6% of the outstanding Shares. Each condition to the Offer was satisfied or waived, and Merger Sub irrevocably accepted for payment all Shares that were validly tendered and not withdrawn.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than (1) Shares owned at the commencement of the Offer and immediately prior to the Effective Time by Roche Holdings, Roche Holding Ltd or any other direct or indirect subsidiary of Roche Holdings or Roche Holding Ltd, (2) Shares owned immediately prior to the Effective Time by the Company or any direct or indirect subsidiary of the Company, and (3) Shares held by stockholders who are entitled to, and who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be automatically cancelled and converted into the right to receive $137.00 in cash, without interest and subject to any withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Stock Market. Roche Holdings and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On July 31, 2018, Roche Holdings issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Roche Holding Ltd dated July 31, 2018, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: July 31, 2018	By:	/s/ Troy Cox
	Name:	Troy Cox
	Title:	President and Chief Executive Officer

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